SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

.
FOMENTO ECONÓMICO MEXICANO, S.A.B. DE C.V.
(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.
(Translation of Registrant’s name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.
Colonia Bella Vista
Monterrey, Nuevo León 64410
México
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  x          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  x                 No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V.

By: /s/ Javier Astaburuauga Javier Astaburuauga Chief Financial Officer

Date: November 7, 2007

FEMSA to Invest US$ 392 Million
in New Brewing Plant and Glass Bottle Facility

Monterrey, Mexico, November 7, 2007— Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD) announced a US$ 392 million investment for the construction of two new plants in Meoqui, in the northern state of Chihuahua in Mexico: US$ 275 million for a brewery and US$ 117 million for a glass bottle facility. In a first stage, the new brewery will have annual production capacity of 5 million hectoliters, an increase of 15% over FEMSA Cerveza’s current capacity in Mexico. The first stage of the glass bottle plant will have installed capacity of 700 million bottles per year, an increase of 54% over current levels. The investment will be made during 2008 and 2009, and both plants are expected to begin operations in 2010.

In a second stage to be launched to the extent required based on the evolution of our own demand trends, we anticipate the ability to make an additional investment of approximately US$ 315 million for incremental capacity of 5 million hectoliters per year for the brewery and a doubling of capacity in the glass bottle facility, reaching an installed capacity of 1,400 million glass bottles per year. These projects will allow our Mexico and export beer operations to continue to grow at a rapid pace going forward.

The new, state-of-the-art beer and glass bottle operations will create 1,350 direct new jobs and we estimate that it will create approximately 4,000 indirect jobs, while approximately 1,500 workers will take part in the construction.

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FEMSA is the leading beverage company in Latin America. It controls an integrated beverage platform that comprises Coca-Cola FEMSA, the largest Coca-Cola bottler in the region; FEMSA Cerveza, one of the leading brewers in Mexico and important beer exporter to the United States; and Oxxo, the largest and fastest growing convenience store chain in Mexico with over 5,200 stores.